As filed with the Securities and Exchange Commission on August 17, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Andrew A. Hyltin

Chief Executive Officer

Corporate Capital Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

(866) 745-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard E. Baltz, Esq.

Darren C. Skinner, Esq.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004-1206

Tel: (202) 942-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$2,280,863	$261.39

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $261.39	Filing Party: Corporate Capital Trust, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on July 9, 2012 by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 236,604 shares of its issued and outstanding common stock (the “Shares”) (which number represents 2.5% per quarter of our weighted average number of outstanding shares for the trailing four quarters). Such offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated July 9, 2012, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on August 15, 2012, and a total of 47,481.311 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date and have since been accepted for payment by the Company. In accordance with the terms of the Offer, the Company purchased 47,481.311 Shares validly tendered and not withdrawn at a price equal to $9.64 per Share for an aggregate purchase price of approximately $457,719.84.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2012

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Paul S. Saint-Pierre
Name: Paul S. Saint-Pierre
Title: Chief Financial Officer